UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          GENERAL MARITIME CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: Y2692M103                                          Page 2 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         2,478,210
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   2,478,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.70%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G

CUSIP No.: Y2692M103                                          Page 3 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         2,478,210
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   2,478,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.70%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.: Y2692M103                                          Page 4 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         2,478,210
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   2,478,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.70%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.: Y2692M103                                          Page 5 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE ADVISORS, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BAHAMAS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         2,478,210
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   2,478,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.70%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

CUSIP No.: Y2692M103                                          Page 6 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE MACRO FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BAHAMAS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         2,478,210
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   2,478,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,478,210

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.70%

12       Type of Reporting Person (See Instructions)

                                    PN

                                                              Page 7 of 12 Pages

Item 1(a)         Name of Issuer:

                  General Maritime Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  35 West 56th Street, New York, NY 10019.

Item 2(a)         Name of Person Filing:

                  This Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman, Chief Executive Officer ("CEO") and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (b) director and majority interest holder of Moore Capital Advisors, LLC, a Delaware limited liability company ("MCA") and Moore Advisors, Ltd., a Bahamian corporation ("Advisors"), (2) MCM,
(3) MCA, (4) Advisors, and (5) Moore Macro Fund, L.P., a Bahamian limited partnership ("MMF"). Mr. Bacon, MCM, MCA, Advisors and MMF are sometimes collectively referred to herein as the "Reporting Persons."

                  MCM, a registered commodity trading advisor also serves as discretionary investment manager to MMF and to an international business company organized under the laws of the Bahamas (the "Fund"). In such capacity, MCM may be deemed the beneficial owner of the Shares held for the accounts of MMF and the Fund. The Managing Member of MCM is a Delaware limited liability company of which the majority interest holder is Mr. Bacon. MCA is a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to a Delaware limited partnership (the "U.S. Partnership"). In such capacities, MCA may be deemed the beneficial owner of the Shares held for the account of the U.S. Partnership. MCA serves as co-general partner of MMF along with Advisors. The limited partners of MMF are the Fund and the U.S. Partnership.

                  This statement relates to Shares (as defined herein) held for the account of MMF. Effective January 1, 2004, all Shares formerly held for the account of the Fund and the U.S. Partnership were contributed to MMF in exchange for partnership interests in MMF.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of each of Mr. Bacon and MMF is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  1) Mr. Bacon is a citizen of the United States;

                  2) MCM is a New York limited liability company;

                  3) MCA is a Delaware limited liability company;

                  4) Advisors is a Bahamian corporation; and

                  5) MMF is a Bahamian limited partnership.

                                                              Page 8 of 12 Pages


Item 2(d)         Title of Class of Securities:

                  Common Stock, Par Value $.01 Per Share (the "Shares").

Item 2(e)         CUSIP Number:

                  Y2692M103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of Mr. Bacon, MCM, MCA, Advisors and MMF may be deemed the beneficial owner of the 2,478,210 Shares held for the account of MMF.

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.70% of the total number of Shares outstanding (based upon information in the Issuer's most recent quarterly report on Form 10-Q, the number of Shares outstanding was 36,964,770 as of November 13, 2003).

Item 4(c)         Number of shares as to which such person has:

Mr. Bacon
(i)       Sole power to vote or direct the vote:                               0
(ii)      Shared power to vote or to direct the vote                   2,478,210
(iii)     Sole power to dispose or to direct the disposition of                0
(iv)      Shared power to dispose or to direct the disposition of      2,478,210

MCM
(i)       Sole power to vote or direct the vote:                               0
(ii)      Shared power to vote or to direct the vote                   2,478,210
(iii)     Sole power to dispose or to direct the disposition of                0
(iv)      Shared power to dispose or to direct the disposition of      2,478,210

                                                              Page 9 of 12 Pages

MCA
(i)       Sole power to vote or direct the vote:                               0
(ii)      Shared power to vote or to direct the vote                   2,478,210
(iii)     Sole power to dispose or to direct the disposition of                0
(iv)      Shared power to dispose or to direct the disposition of      2,478,210

Advisors
(i)       Sole power to vote or direct the vote:                               0
(ii)      Shared power to vote or to direct the vote                   2,478,210
(iii)     Sole power to dispose or to direct the disposition of                0
(iv)      Shared power to dispose or to direct the disposition of      2,478,210

MMF
(i)       Sole power to vote or direct the vote:                               0
(ii)      Shared power to vote or to direct the vote                   2,478,210
(iii)     Sole power to dispose or to direct the disposition of                0
(iv)      Shared power to dispose or to direct the disposition of      2,478,210

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The partners of MMF, including MCA, Advisors, the Fund and the LLC, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MMF in accordance with their respective partnership interests in MMF.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 10 of 12 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2004                 LOUIS M. BACON


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Attorney-in-Fact

Date: January 28, 2004                 MOORE CAPITAL MANAGEMENT, LLC


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name   Stephen R. Nelson
                                       Title: Vice President

Date: January 28, 2004                 MOORE CAPITAL ADVISORS, LLC


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Vice President

Date: January 28, 2004                 MOORE ADVISORS, LTD.


                                       By:/s/ Stephen R. Nelson
                                          ----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Director

Date: January 28, 2004                 MOORE MACRO FUND, L.P.

                                       By: Moore Capital Management, L.P.,
                                           Its Investment Manager


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name   Stephen R. Nelson
                                       Title: Vice President

                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

B.        Joint Filing Agreement, dated as of January 28,
          2004, by and among Mr. Louis Bacon, Moore Capital
          Management, LLC, Moore Capital Advisors, LLC, Moore
          Advisors, Ltd. and Moore Macro Fund, L.P................            12

                                                             Page 12 of 12 Pages

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, par value $.01 per share, of General
Maritime Corporation, dated as of January 28, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 28, 2004                 LOUIS M. BACON


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Attorney-in-Fact

Date: January 28, 2004                 MOORE CAPITAL MANAGEMENT, LLC


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name   Stephen R. Nelson
                                       Title: Vice President

Date: January 28, 2004                 MOORE CAPITAL ADVISORS, LLC


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Vice President

Date: January 28, 2004                 MOORE ADVISORS, LTD.


                                       By:/s/ Stephen R. Nelson
                                          ----------------------------------
                                       Name:  Stephen R. Nelson
                                       Title: Director

Date: January 28, 2004                 MOORE MACRO FUND, L.P.

                                       By: Moore Capital Management, L.P.,
                                           Its Investment Manager


                                       By:/s/ Stephen R. Nelson
                                          -----------------------------------
                                       Name   Stephen R. Nelson
                                       Title: Vice President